UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
SEC File Number: 1-13263
CUSIP Number: 14844P 10 5

(Check One):     ☒ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☐ Form 10-Q     ☐ Form N-SAR

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - REGISTRANT INFORMATION

Ultra Petroleum Corp.

Full Name of Registrant

N/A

Former Name if Applicable

363 North Sam Houston Parkway E., Suite 1200

Address of Principal Executive Office (Street and Number)

Houston, Texas 77060

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if applicable)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant will not file its Annual Report of Form 10-K for the period ended December 31, 2005 by March 16, 2006 because it will be unable to complete the preparation of its consolidated financial statements and the work required to complete management’s assessment of internal controls over financial reporting in accordance with Section 404 of Sarbanes-Oxley by the initial filing date without unreasonable effort or expense. While management has not yet completed its assessment of the registrant’s internal control over financial reporting, the registrant’s management has identified certain deficiencies in its internal controls.  To the extent that any of these deficiencies meet the definition of material weaknesses in Auditing Standard No. 2 of the Public Company Accounting Oversight Board, the registrant will disclose those weaknesses and related remediation activities in its Form 10-K. The registrant anticipates that it will be able to file its complete Annual Report on Form 10-K by March 31, 2006.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Marshall D. Smith	(281) 876-0120
(Name)	(Area Code) (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is not identified reports(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Ultra Petroleum Corp.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 16, 2006	By:	/s/Marshall D. Smith

Marshall D. Smith, Chief Financial Officer